FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Financial Highlights for the period January – March 2013

FINANCIAL HIGHLIGHTS

•	Revenues totalled 14,141 million euros, down 1.6% year-on-year in organic terms:

•

Telefónica Latinoamérica accounted for 51% of consolidated revenues (+2.7 p.p. year-on-year), maintaining a strong organic year-on-year growth of 6.8% and reinforcing its leadership in high-value customers in the region, with a growing weight of contract and smartphones.

•

Revenues in reported terms (-8.8% year-on-year) reflected the impact of exchange rate fluctuations (-5.5 p.p.), mainly due to the devaluation in Venezuela, and the changes in the perimeter of consolidation (-1.8 p.p.).

•	Stabilization of OIBDA year-on-year (-0.1% in organic terms) for the second quarter in a row:

•	OIBDA totalled 4,567 million euros, reflecting the solid execution and sustainability of the Company’s transformational initiatives.

•	Organic OIBDA margin expanded by 0.5 p.p. compared with the first quarter of 2012, sustaining the year-on-year improvement trend for the second consecutive quarter.

•	Sustained increase of operating cash flow (OIBDA-CapEx) (+9.6% year-on-year in organic terms), maintaining the year-on-year growth trend started the previous quarter.

•	CapEx (1,941 million euros), which included 695 million euros of spectrum acquisition, was mainly devoted to growth areas (3G and 4G networks, fibre), which accounted for 82% of total investment.

•	Basic earnings per share stood at 0.20 euros (+22.2% year-on-year).

•	Net income totalled 902 million euros, up 20.6% year-on-year (1,069 million euros in underlying terms, -7.9% year-on-year).

•

Net debt stood at 51,809 million euros at the end of the quarter and included both non-recurring (devaluation in Venezuela, spectrum payment in the UK, sale of treasury stock), and seasonal impacts (the recurrent negative working capital performance in the first quarter). The leverage ratio stood at 2.44 times.

•

Thanks to the proactive management of our asset portfolio, post-closing events after the third quarter allowed to reduce net debt further by 653 million euros to 51,156 million euros and the leverage ratio to 2.41 times.

•	Telefónica’s proactive refinancing policy has enabled to raise nearly 7,000 million euros year to date, so debt maturities are currently covered beyond 2014.

•	First-quarter results are in line with the Company’s internal estimates, allowing toreiterate financial and operating targets for 2013.

•	Continuous progressive stabilisation in our key markets:

•

Brazil became Telefónica’s first market by revenues in the quarter and continued to strengthen its leadership thanks to its differential quality in the mobile market (+17% in contract customers and +88% in smartphones). Revenues grew 3.0% to 3,263 million euros in the first quarter and OIBDA margin stood at 32.3% (+0.3 p.p. year-on-year in organic terms) despite the intense commercial activity associated with high-value customers.

•

In Spain, “Movistar Fusión” kept a strong commercial momentum in the quarter, with 47% of gross adds incorporating new mobile or broadband services, and reached 1.7 million clients at the end of March. Total revenues, excluding handset sales, maintained previous quarters’ trend and fell 11.4% year-on-year, while the margin continued to reflect the Company’s deep transformation and stood at 47.0% (+5.1 p.p. year-on-year in organic terms).

•

In the UK, contract accesses growth remained strong (+9% year-on-year), underpinned by new customers’ acquisition and churn contention. Smartphone penetration stood at 47% of mobile customers in March. Mobile service revenues improved for the second consecutive quarter, falling 2.9% year-on-year excluding the impact of regulation. OIBDA grew 3.1% year-on-year thanks to efficiency gains and the OIBDA margin expanded 1.6 p.p. to 21.1%.

•

In Germany contract customer growth stood at 7%, supported by the sharp growth in smartphones, which accounted for 28% of the mobile customer base (+7 p.p. year-on-year). Mobile service revenues rose 0.5% year-on-year excluding the interconnection rates cuts, while the OIBDA margin expanded 0.5 p.p. to 23.9% in the quarter.

Comments from César Alierta, Executive Chairman

“In the first quarter of 2013 we continued with the transformation process underway by the Company, significantly advancing in different priority projects, which are reflected in the progressive business stabilisation and the higher degree of diversification, along with the continuous improvement of our financial position.

Latin America contributed with over 50% of group revenues for the second quarter in a row and Brazil became Telefónica’s main market in terms of revenue contribution for the first time, highlighting the advance in our business’ diversification. At the same time, we further progressed in the launching of new businesses through Telefónica Digital.

The transformation process also impacted the traditional business, where we continued progressing in adapting the commercial model moving away from a subsidy-based model towards a more sustainable model based on quality and differential offers which increase loyalty of our customer base. The implementation of this new commercial model is complemented by the drive of simplification, both in processes and products and services, which delivered very positive results in the quarter.

All these factors are reflected in the steady improvement of key financials, with stable OIBDAyear-on-year in organic terms for the second consecutive quarter while operating cash flow (OIBDA-CapEx) posted double-digit year-on-year growth. In addition, the Company continued to implement initiatives aimed at improving financial flexibility, as evidenced by the proactive asset portfolio management”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March		% Chg
	2013	2012	Reported	Organic
Revenues	14,141	15,511	(8.8)	(1.6)
Telefónica Latinoamérica	7,232	7,519	(3.8)	6.8
Telefónica Europe	6,675	7,556	(11.7)	(10.5)
Other companies & eliminations	235	436	(46.2)
OIBDA	4,567	5,081	(10.1)	(0.1)
Telefónica Latinoamérica	2,305	2,549	(9.6)	7.7
Telefónica Europe	2,348	2,508	(6.4)	(4.9)
Other companies & eliminations	(85)	25	c.s.
OIBDA margin	32.3%	32.8%	(0.5 p.p. )	0.5 p.p.
Telefónica Latinoamérica	31.9%	33.9%	(2.0 p.p. )	0.2 p.p.
Telefónica Europe	35.2%	33.2%	2.0 p.p.	2.1 p.p.
Operating Income (OI)	2,066	2,511	(17.7)	(2.9)
Telefónica Latinoamérica	1,078	1,309	(17.7)	7.4
Telefónica Europe	1,128	1,256	(10.2)	(7.9)
Other companies & eliminations	(140)	(54)	159.2
Net income	902	748	20.6
Basic earnings per share (euros)	0.20	0.16	22.2
CapEx	1,941	1,712	13.4	(19.5)
Telefónica Latinoamérica	626	906	(30.9)	(21.1)
Telefónica Europe	1,286	742	73.3	(16.5)
Other companies & eliminations	30	64	(54.0)
OpCF (OIBDA-CapEx)	2,626	3,369	(22.0)	9.6
Telefónica Latinoamérica	1,679	1,643	2.2	23.1
Telefónica Europe	1,062	1,766	(39.8)	0.0
Other companies & eliminations	(115)	(39)	191.2

-	Reconciliation included in the excel spreadsheets.

Notes:

-	OIBDA and OI are presented before brand fees and management fees.
-	OIBDA margin calculated as OIBDA over revenues.
-	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.
-	Other companies & eliminations include the results of Atento in the first quarter of 2012.
-	CapEx includes 695 million euros from the spectrum acquired in the first quarter of 2013: 671 million euros in United Kingdom and 24 million euros in Uruguay. In the first quarter of 2012 it includes 5 million euros from the spectrum acquired in Nicaragua.
-	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.
-	Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies’ disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures) tower sales and change in contractual commercial model for contract handsets in Chile.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

For further information please refer to the information on 2013 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 8th, 2013	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer